Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 11 DATED JULY 13, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•     Update our potential investments

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

Texas Retail Portfolio –Midland/Odessa/San Antonio, TX

There is a reasonable probability that we may acquire from Realty Mogul, Co. a $3,325,000 preferred equity investment (the “Preferred Equity”).  If we choose to acquire the Preferred Equity, we will pay Realty Mogul, Co. $3,325,000, which represents the principal amount and (ii) any accrued but unpaid interest on the investment.  Realty Mogul, Co. would keep any interest payments it has received until the date we acquire the investment.  The sponsor intends to use the investment and other sources of capital to refinance a six-property 241,788 square-foot retail portfolio (the “Property”). One of the properties, representing 20% of the total portfolio rentable square footage, is currently leased to one tenant (Bob Mills Furniture).  The other five properties are currently 100% occupied and have essentially been 100% occupied since the sponsor purchased the Property in 2007.  The Property includes national tenants such as Starbucks, Buffalo Wild Wings, McAlister Deli and Dollar Tree.

The Preferred Equity is interest only and has a fixed interest rate of 14%. The term is 120 months.

The sponsor of this transaction has significant experience with the Property, which it has owned for ten years. In addition, the sponsor owns and manages nearly 1.1 million square-feet of commercial properties including 920,000 square-feet in Texas (including the Property).